               As filed with the Securities and Exchange Commission on August 14, 2002
====================================================================================================

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                                          (Amendment No. 1)

                              Bogen Communications International, Inc.
                              ----------------------------------------
                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
          --------------------------------------------------------------------------------
          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                               Common Stock, Par Value $.001 Per Share
                               ---------------------------------------
                                   (Title of Class of Securities)

                                             097189-10-4
                                -------------------------------------
                                (CUSIP Number of Class of Securities)

                                            Jonathan Guss
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500
----------------------------------------------------------------------------------------------------
(Name,  Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
                                     Behalf of Filing Persons)

                                           With a copy to:
                                       Michael J. Bohnen, Esq.
                                     Nutter McClennen & Fish LLP
                                        155 Seaport Boulevard
                                     Boston, Massachusetts 02210
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE
                 Transaction Valuation*                          Amount of Filing Fee
                      $10,000,000                                       $920**

* Estimated for purposes of calculating  the amount of the filing fee only.  This amount assumes the purchase of 2,500,000  shares of common stock,  par value $.001 per share, at the tender offer price of $4 per share in cash.
**   Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and identify the filing  with  which  the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                                                    Filing Party:   N/A
Form or Registration No.:  N/A                                                   Date Filed:     N/A

[ ] Check the box if the  filing  relates  solely to  preliminary  communications  made  before  the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check  the  following  box  if the filing is  a final  amendment reporting the results of the tender offer: [ ]

====================================================================================================

         This Amendment No. 1 to Schedule TO amends and  supplements  the Tender Offer  Statement on
Schedule TO originally filed on July 16, 2002, relating to the tender offer by Bogen  Communications
International,  Inc., a Delaware corporation,  to purchase 2,500,000 shares of its common stock, par value $.001 per share,  or such fewer  number of shares as are  properly  tendered  and not properly withdrawn, at a price of $4.00 per share, net to the seller in cash, without interest. Bogen's offer was made on the terms and subject to the conditions  set forth in the Offer to Purchase,  dated July
16, 2002, and in the related Letter of Transmittal,  which, as amended or supplemented  from time to time, together constituted the offer.

ITEM 11. ADDITIONAL INFORMATION

         On August  14,  2002,  Bogen  Communications  International,  Inc.  issued a press  release announcing the preliminary  results of its self tender offer,  which expired on August 13, 2002. The press release is included herein as Exhibit (a)(5)(C) and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 is hereby amended and supplemented by adding the following:

EXHIBIT NO.           DESCRIPTION

(a)(5)(C)             Press Release, dated August 14, 2002

                                              SIGNATURE

         After  due  inquiry  and to the  best of my  knowledge  and  belief,  I  certify  that  the information set forth in this statement is true, complete and correct.

                                                                      /s/ Jonathan Guss
                                                                      ------------------------------
                                                                      Jonathan Guss
                                                                      Chief Executive Officer
Date:  August 14, 2002

                                            EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION

(a)(5)(C)                           Press Release, dated August 14, 2002

                                        FOR IMMEDIATE RELEASE

                              BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                         ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER

         Ramsey, New Jersey,  August 14, 2002 - Bogen  Communications  International,  Inc. (Nasdaq:
BOGN) announced today the preliminary  results of its self-tender offer, which expired at 5:00 p.m.,
New York City time, on Tuesday,  August 13, 2002.  Bogen commenced the tender offer on July 16, 2002 to purchase up to  2,500,000  shares of its common  stock at a price of $4.00 per share,  net to the seller in cash, without interest.

         Based on a  preliminary  count by the  depositary  for the tender  offer,  Bogen expects to purchase  2,645,278  shares at $4.00 per share.  We have elected to purchase the additional  145,278 shares tendered in accordance with Securities and Exchange Commission  regulations,  which permit us to purchase an additional  number of shares that  constitute  less than 2% of our total  outstanding common stock.

         The actual number of shares to be purchased is subject to final confirmation and the proper delivery  of all shares  tendered  and not  withdrawn,  including  shares  tendered  pursuant to the guaranteed  delivery  procedure.  The actual number of shares,  as well as any  necessary  proration factor,  will be announced promptly following  completion of the verification  process.  Payment for shares  accepted  and return of all shares  tendered  but not  accepted  will occur  promptly  after determination of the number of shares properly tendered. After completion of the tender offer, Bogen will have approximately 5,203,543 shares of common stock outstanding.

ABOUT BOGEN

         Bogen Communications International,  Inc., based in Ramsey, New Jersey and Munich, Germany, develops,  manufactures, and markets telecommunications peripherals, sound processing equipment, and
Unified  Messaging  products and  services.  Bogen's  products are sold to  commercial,  industrial, professional and institutional customers worldwide.

         Except for historical  information  contained  herein,  the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties.  Certain factors may result in the delay, modification or termination of Bogen's self-tender offer, including general
market  conditions,  new  technological  developments,   competition,   potential  acquisitions  and
divestitures,   implementation  or  termination  of  strategic  initiatives  or  transactions,   the
availability  of  financing  alternatives,  events that cause any  condition  of the offer to not be satisfied and other risks.  Certain of these risks,  factors and other  considerations  are detailed from time to time in Bogen's  reports on file at the Securities and Exchange  Commission,  including
Bogen's Form 10-K for the fiscal year ended  December 31, 2001 and Forms 10-Q for the quarters ended
March 31, 2002 and June 30, 2002.  Bogen  disclaims  any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Bogen Communications International, Inc
Maureen Flotard, CFO and VP-Finance
(201) 934-8500
www.bogen.com

Information Agent:
MacKenzie Partners, Inc.
Grace M. Protos, Senior Vice President.
(212) 929-5500